SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             _________________

                             SCHEDULE 14D-9/A*
                            (AMENDMENT NO. 10)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             _________________

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                         NEW YORK, NEW YORK  10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             919 THIRD AVENUE
                        NEW YORK, NEW YORK 10022
                             (212) 735-3000

 *Relates to offer by Phelps Dodge Corporation



      This Amendment No. 10 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 of ASARCO, originally filed with the Commission on September 9, 1999 (the "Schedule 14D-9"), relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Securities and Exchange Commission on September 3, 1999, as amended, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post-Effective Amendment Nos. 1, 2 and 3 thereto filed with the Commission on September 22, 1999, October 7, 1999 and October 12, 1999, respectively. Defined terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.


 ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Subsection (b) of Item 4 is hereby amended by adding the following:

      During the week of October 11, 1999 representatives of Grupo Mexico's legal advisory team and representatives of ASARCO's legal advisory team discussed Grupo Mexico's revisions to the form of merger agreement proposed by ASARCO. On October 14, 1999, both Grupo Mexico and Phelps Dodge were notified that the ASARCO Board of Directors was meeting early the following morning to consider the terms of both bidders' offers. Late in the evening on October 14, 1999, Grupo Mexico delivered to ASARCO the following written proposal to acquire all of the outstanding shares of ASARCO Common Stock at $29.75 per share in cash (the "Grupo Mexico $29.75 Per Share Transaction"):

                               "October 14, 1999

      "BY HAND

      "Board of Directors of ASARCO Incorporated
      c/o J. Michael Schell, Esq.
           Skadden, Arps, Slate, Meagher & Flom LLP
           919 Third Avenue
           New York, NY  10022

      "Ladies and Gentlemen:

           "In accordance with the procedures communicated to us by ASARCO's legal advisors, we are pleased to submit the proposal of Grupo Mexico, through our wholly-owned subsidiary, ASMEX
      Corporation, to acquire all of the outstanding common stock of ASARCO at a price of $29.50 per share in cash.

           "However, Grupo Mexico is willing to increase the price per share to $29.75 in the event (i) ASARCO agrees to increase the "Termination Fee" indicated in the enclosed form of merger agreement to $40 million and (ii) ASARCO delivers notice to Phelps Dodge pursuant to your existing merger agreement that it is prepared to execute the merger agreement with Grupo Mexico exactly in the form accompanying this letter (except for the changes referred to in clause (i) above).

           "This proposal, in the event you determine to proceed with Grupo Mexico's proposed transaction at your Board meeting tomorrow and so notify Phelps Dodge tomorrow pursuant to your existing merger agreement, will remain outstanding until 5:00 p.m., New York time, on October 23, 1999. Grupo Mexico is prepared to enter into the enclosed form of merger agreement.

           "Grupo Mexico looks forward to receiving a prompt and favorable response to its proposal so that ASARCO and Grupo
      MExico can proceed to finalize this transaction.

                               Very truly yours,

                               /s/ Daniel Tellechea Salido

                               Grupo Mexico, S.A. de C.V.
                               By Daniel Tellechea Salido

      Enclosure"

      The Board of Directors of ASARCO met early in the morning of Friday, October 15, 1999 and, following discussions with management and their legal and financial advisors, authorized ASARCO's management to notify Phelps Dodge, in accordance with the terms of the Phelps Dodge Merger Agreement, that ASARCO is prepared to accept the Grupo Mexico $29.75 Per Share Transaction and that it intends to terminate the Phelps Dodge Merger Agreement at or after 9 a.m. on Saturday, October 23, 1999. A copy of this notice to Phelps Dodge is attached hereto as Exhibit 35 and is incorporated herein by reference. ASARCO also issued a press release on October 15, 1999 announcing the Board's determination, a copy of which is attached hereto as Exhibit 36 and is incorporated herein by reference.


 ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

      Subsections (a) and (b) of Item 7 are hereby amended by adding the following:

      Except as set forth in Item 4, no negotiation is being undertaken or is underway by ASARCO in response to the Phelps Dodge Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving ASARCO or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by ASARCO or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of ASARCO; or (iv) any material change in the present capitalization or dividend policy of ASARCO.

      Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Phelps Dodge Offer that relates to or would result in one or more of the events referred to above.


 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 35. ASARCO's October 15, 1999 written notification to Phelps Dodge of ASARCO's intention to accept the Grupo Mexico $29.75 Per Share Transaction and to terminate the Phelps Dodge Merger Agreement.

 Exhibit 36.    ASARCO October 15, 1999 press release.



                                 SIGNATURE


      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               ASARCO INCORPORATED


                               By /s/  Francis R. McAllister
                                 -------------------------------
                                Name:  Francis R. McAllister
                                Title: Chairman and
                                       Chief Executive Officer


 Dated:  October 15, 1999




                                 EXHIBIT INDEX

 Exhibit 35. ASARCO's October 15, 1999 written notification to Phelps Dodge of ASARCO's intention to accept the Grupo Mexico $29.75 Per Share Transaction and to terminate the Phelps Dodge Merger Agreement.

 Exhibit 36.    ASARCO October 15, 1999 press release.